June 13, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-1 (SEC File No. 333-196326)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National General Holdings Corp. (the “Company”), as the issuer of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on June 17, 2014, or as soon thereafter as possible, pursuant to Rule 430A.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

NATIONAL GENERAL HOLDINGS CORP.

By:	/s/ Jeffrey Weissmann
Name: Jeffrey Weissmann Title: General Counsel and Secretary

(National General Holdings Corp. – Company’s Acceleration Request)

MORGAN STANLEY & CO. LLC

UBS SECURITIES LLC

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

June 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-1
File No. 333-196326

Dear Mr. Reidler:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of National General Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., Washington, D.C. time, on June 17, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

•	Expected date of distribution: June 17, 2014.

•	Expected number of prospectuses distributed: a total of approximately 2,000 copies of the prospectus will be distributed to prospective underwriters, institutional investors, brokers, dealers and others.

•	We will comply, and have been informed by the participating underwriters that they will comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended

Very truly yours,

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
Name: Yurij Slyz
Title: Executive Director

By:	UBS SECURITIES LLC

By:	/s/ Michael Jamin
Name: Michael Jamin
Title: Managing Director

By:	/s/ Tushar Virmani
Name: Tushar Virmani
Title: Director